UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Accelerates the Prepress World at drupa 2004

  Complete business solutions for commercial, packaging, digital and newspaper printers
  Creo to host webcast of analyst and investor meeting on May 9, 2004 drupa 2004, Düsseldorf, Germany (May 6, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) expands its range of prepress solutions at drupa 2004, the largest international trade show for print media production held once every four years, underway in Düsseldorf, Germany from May 6-19, 2004. Creo's theme at drupa is Business Acceleration. Prepress solutions shown on the company's 1,550 m2 (16,600 ft2) booth and in 25 partner booths are designed to help printers streamline operations, decrease costs and grow sales. New products focus on the unique business needs of commercial and publication printers, small to medium-sized commercial printers, on demand digital printers, packaging and newspaper printers, as well as creative professionals.

"Creo was little known by the industry when we introduced the first commercially-viable thermal computer-to-plate (CTP) system at drupa 1995. Today Creo has installed more than 6,000 CTP devices and thermal has been adopted as the industry-wide leading technology," said Amos Michelson, chief executive officer of Creo. "Over the last decade, we have expanded our offering with innovations in equipment, software, services and now in plate technology. Today we have a full range of complete solutions to serve the unique needs of every printing segment-commercial, packaging, digital and newspaper printers. At drupa 2004, Creo is the only vendor with solutions for all printing markets and for all of the major print technologies - including offset, flexographic, digital and gravure printing. We have an unmatched line-up of new and existing products that allows our customers to differentiate themselves and be profitable, even in challenging times."

Creo prepress solutions deliver the speed, power, productivity and quality that provide printers with a competitive edge. At drupa Creo is debuting new products and business accelerating solutions for all market segments.

Commercial printers - Small Business

The new Creo Complete packages for mid-sized and small commercial printers feature CTP, prepress workflow, proofing, plates and customer service. The new Prinergy® Evo workflow brings proven Creo color management, trapping and screening plus the productivity and reliability of a high-end PDF workflow system to commercial printers of every size.

Commercial and Publication Printers

Creo is introducing the new Magnus™ very large format (VLF) CTP device providing unequalled productivity and quality plate production for the most demanding applications and full workflow automation using new versions of the industry's two leading production workflows - the Prinergy® and Brisque® workflow management systems. Tying together the most productive prepress solutions is a full array of JDF-enabled workflow modules including Synapse® InSite, Synapse® Link, Synapse® UpFront®, and Synapse® Director.

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Print On-Demand - the business opportunity of digital printing

Creo is demonstrating how digital printing can reduce costs for short run, on-demand printing and generate personalized documents. The new Digital Print Integration for Prinergy workflow management systems integrates commercial offset printing with Creo Spire™ color servers and Xerox® DocuColor® digital color presses for fast, high quality production. Digital printing can be added easily to an offset printing prepress department with Prinergy directing work to the digital color press. Creo also features versions of the Spire color server and the Darwin™ Variable Information Authoring Tool.

Newspaper Printing Solutions

Newspaper printers can reduce costs and streamline production with the Trendsetter® NEWS platesetter, the new Synapse® NewsManager workflow management system, the new Prinergy Evo workflow system, and the new Fortis™ PN negative thermal plates. Creo CTP and Staccato® screening software bring unequalled print quality to the newspaper world.

Packaging - improved productivity, flexibility and output quality

Creo offers solutions for offset, flexographic, and gravure printing. Creo is showing the new Magnus™ VLF CTP and Mirus™ PN negative thermal plates for offset printing, the ThermoFlex® CTP with HyperFlex™ ready imaging for flexo printing and the new Exactus™ thermal gravure system with SQUAREspot® quality for gravure printing. New versions of the Prinergy Powerpack® and Brisque® Pack workflow systems, the Pandora® step-and-repeat tool; and the new Prinergy Evo workflow system complete the package. Creo also features samples of packaging printing from around the world showing how Staccato screening software and new Spotless™ printing produce packaging with unprecedented color range and shelf appeal.

Solutions for the Creative Professional

Creo solutions help design professionals with final layout, preflighting, high-resolution file management/ distribution, high-speed scanning, digital photography, and proofing. Solutions include the new wireless Leaf™ Valeo 22Wi and Leaf Valeo 17Wi digital camera backs; the new Integris™ Desktop proofer; new Synapse InSite version 4.0 for online collaboration, job submission and tracking; and the new Profile Wizard™ Mio ICC color management system.

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Networked Graphic Production

As a member of Networked Graphic Production™, Creo is represented with the 43 NGP™ Partners in the NGP Pavilion in Hall 4, stand B22, beside the Creo stand. See NGP Partners deliver the value of JDF with practical, working applications, and watch live production of a daily newsmagazine on the pavilion.

Press Conference

Creo will release additional announcements during the press conference at drupa on Saturday, May 8. Visit www.creo.com/drupa for the latest announcements and reports from drupa 2004.

Analyst and Investor Event

Creo will host a live webcast of the investor and analyst meeting at drupa on Sunday, May 9, 2004, beginning at 10:30 am local time (1:30am Pacific Time/ 4:30 am Eastern Time). The live proceedings will be broadcast over the Internet at www.creo.com/investors. The event will feature formal remarks by Amos Michelson, CEO; Judi Hess, president; and David Brown, corporate vice president, Business Strategy. These comments will be followed by presentations from regional leaders from Europe, Asia-Pacific and Japan. The webcast will be archived on the Creo investor site and available for replay approximately one hour following the live broadcast.

Images available at www.creo.com/imagebank

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers, and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

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© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

For Further Information:
Rochelle van Halm	Tracy Rawa	Holly Hokrein	Gudrun Baunach
Media Relations (Headquarters)	Investor Relations	Americas	Europe, Middle East & Africa
T. +1.604.676.4526	T. +1.604.419.4794	T. +1.978.439.7131	T: +32.23.52.28.47
F. +1.604.437.9891	F. +1.604. 437.9891	F. +1.978.439.7031	F: +32.23.52.28.57
rochelle.van.halm@creo.com	IR@creo.com	holly.hokrein@creo.com	gudrun.baunach@creo.com

Doris Cheng	Yuki Murakami	Assaf Lahav-Radlmesser
Asia Pacific	Japan	Israel
T. +852.2839.8779	T: +81.3.5954.9167	T: +972.9.959.7705
F. +852.2890.2675	F: +81.3.5954.9160	F: +972.9.952.9160
doris.Cheng@creo.com	yuki.murakami@creo.com	assaf.lahav-radlmesser@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 7, 2004